December 19, 2005

BOARD OF DIRECTORS
SOVEREIGN EXPLORATION
 ASSOCIATES INTERNATIONAL, INC.

RE: RESIGNATION

Dear Fellow Board Members:

The undersigned, David Bryant, currently a member of the Board of Sovereign Exploration
Associates International, Inc., a Utah corporation, submits this as my letter of resignation and I
do therefore resign from the Board of the Company.

I am resigning to take another position due to a change in management. I have no disagreements
with the Board, the auditors or any of the officers of the Company regarding accounting issues or
any other aspect which would require disclosure.

I hereby consent to attachment of a conformed copy of this resignation to a Form 8K.

Sincerely,



David Bryant